Exhibit (a)(5)(O)

EFiled: Nov 27 2012 05:00PM EST Transaction ID 47983221 Case No. 8067-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

)
MICHAEL EAKLE,	)
)
Plaintiff,	)
)
-against-)		Civil Action No.
)
TITANIUM METALS CORPORATION,	)
HAROLD C. SIMMONS, STEVEN L.	)
WATSON, KEITH R. COOGAN, GLENN	)
R. SIMMONS, GEN. THOMAS P.	)
STAFFORD, TERRY N. WORRELL,	)
PAUL J. ZUCCONI, ELIT ACQUISITION	)
SUB CORP., and PRECISION	)
CASTPARTS CORP.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned counsel, as and for his Class Action Complaint, alleges based on knowledge of Plaintiff as to himself, and based on information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought individually and as a class action on behalf of all persons, other than Defendants, who own the common stock of Titanium Metals Corporation (“TIE” or the “Company”), for breach of fiduciary duty arising out of the proposed sale of all outstanding publicly held shares of TIE to Precision Castparts Corp. (“PCP”), as detailed herein (the “Proposed Acquisition”).

2. On November 9, 2012, TIE announced it had entered into an Agreement and Plan of Merger with PCP, pursuant to which PCP agreed to acquire all of the common stock of TIE for $16.50 per share in cash, resulting in a total equity value of the transaction of approximately $2.9 billion.

3. TIE is the largest independent titanium manufacturer in the United States and it supplies approximately one-fifth of the world’s titanium needs. PCP serves the aerospace, power, and general industrial markets – by all accounts, industries with dramatically increasing titanium demands over the next several years.

4. The Proposed Acquisition was engineered and intended to benefit one party, TIE’s controlling shareholder Harold C. Simmons. Mr. Simmons, either directly or through entities under his control, is the beneficial owner of over 50% of the outstanding common stock of TIE:

	TIMET Common Stock
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (1)(2)
Harold C. Simmons (3)	5,630,787	(4)	3.2%
Valhi Holding Company (3)	41,878,081	(4)	23.9%
Contran Corporation (3)	3,322,355	(4)	1.9%
Kronos Worldwide, Inc. (3)	4,245,769	(4)	2.4%
NL Industries, Inc (3)	882,568	(4)	*
Valhi, Inc. (3)	826,959	(4)	*
NL Environmental Management Services, Inc. (3)	566,529	(4)	*
The Combined Master Retirement Trust (3)	15,434,604	(4)	8.8%
Annette C. Simmons (3)	21,856,875	(4)	12.5%
Grandchildren’s Trust (3)	14,132	(4)	*

	94,658,659	(4)	54.1%

5. Given his control over the Company, Simmons negotiated, approved and consummated the Merger Agreement on behalf of TIE. Indeed, it is telling that, instead of going directly to the Board of TIE to propose a purchase of the Company, PCP bypassed the TIE board and, instead, went to Simmons first.

6. By consummating the Proposed Acquisition, Simmons will be able to achieve his goals—the sale of his shares while retaining lucrative contracts with TIE through entities, which are controlled by Simmons, such as Contran Corporation—to the detriment of shareholder who will receive a below market price for their shares.

7. While the offer price of $16.50 per share purports to provide a 36% premium to TIE’s 30-day average prior to November 8, 2012, the reality is that the Proposed Acquisition is opportunistic and undervalues TIE based on both the Company’s future prospect and its current market value.

8. As recently as January of 2012, TIE’s common stock was trading within just a few cents of the offer price, reflecting the illusory nature of the supposed premium. Accordingly, while TIE’s revenues and earnings and are forecasted to continue to increase in 2013, the Proposed Acquisition price represents less than a 1% premium to the Company’s highest trading value for the year and a significant discount to its trading levels over the last two years.

9. Moreover, TIE’s current stock price has more to do with the current demand for aerospace parts (which the company provides titanium for) and the temporarily depressed market value of titanium and related commodities than it does with the Company’s excellent future prospects. Indeed, prices for titanium have been disproportionately impacted by the current economic climate:

Despite the current downturn in the price of titanium, prices are expected to rebound in the near future, increasing both the profitability and the share price of TIE. Urken, Ross, Forget Gold: Titanium Will be the Metal with the Midas Touch, Daily Finance (June 12, 2012) (“On the other side of the coin, though, you have the projections for titanium. Aerospace manufacturing is in a healthy growth phase, and that means a rapidly rising demand for the strong, lightweight metal.”).

10. Further, because TIE maintains long-term contracts with a number of companies in the aerospace industry, temporarily decreased demand in aerospace disproportionately affects the Company, depressing the stock price. With an improving economy and increased demand for titanium products for airplanes, such as Boeing’s new Dreamliner which has begun mass production, TIE’s prospects are set to improve precipitously over the next six months to one year. For example, Boeing made headlines just a few months ago, when Quantas Airlines, Ltd. cancelled an order of 35 Dreamliners. Nonetheless, Boeing and other aircraft manufacturers see an increase in demand in 2013, rendering the temporary downturn in demand a temporary phenomenon. See Ostrower, Jon, Boeing Sees Demand Staying High in 2013, The Wall Street Journal (Sept. 14, 2012) (“The new head of the commercial jet arm of Boeing Co. BA -0.38% said Friday that he expects the company’s orders to remain high in 2013, despite the surge in deals over the past 18 months.”); see also Drew, Christopher, Boeing Sees Better-than-Expected Profit and Raises Forecast for 3rd Time, The New York Times (Oct. 24, 2012) (“The company, based in Chicago, increased deliveries of both commercial and military airplanes, with the biggest revenue gains coming from the growing demand for new passenger planes.”). With increased demand for airplanes, such as the Dreamliner, TIE’s revenues will increase over the next year, reversing the trend that had depressed the stock price in recent months.

11. In the event that the Proposed Acquisition is allowed to proceed unimpeded, shareholder will not reap the benefits of maintaining their investments in TIE during the past few months; instead, the benefits of a rebound in the metals market and increased aerospace demand will accrue to PCP exclusively. As such, the Proposed Acquisition does not adequately compensate shareholders for their loss of their investment in TIE and has been timed to take advantage of market conditions, which are expected to be short-lived.

12. Additionally, PCP is TIE’s largest customer and subsidiaries of PCP accounted for 16% of TIE’s total sales revenue in 2011. PCP, as a large customer of the Company, is in a position to pressure the Company to enter an agreement which may represent less than fair value to the Company’s shareholders. PCP, as an extremely significant customer of TIE, is also in a position to have access to confidential insider information that the Company’s public shareholders do not have access to, including information concerning the demand for TIE’s products and its revenues. As a customer, PCP will also be the beneficiary of significant synergies should the Proposed Acquisition be successful, for which shareholders are not being properly compensated. According to Mark Donegan, chairman and CEO of PCP, “TIE will provide us with the titanium capability that has always been a key missing piece of our overall product portfolio.”

13. Further, as a result of the Proposed Acquisition TIE shareholders may lose standing to continue prosecuting and/or enforce the settlement of certain derivative actions currently pending in the Delaware Court of Chancery and Texas (the “Derivative Actions”). See Louisiana Municipal Police Retirement System v. Harold Simmons, Del. Ch., C.A. No. 7059-CS, D.I No. 72 (“Stipulation of Settlement”). As such, Defendants may avoid their obligations under the Settlement. The derivative actions are connected to Simmons’ self-dealing transactions, which helped finance his related companies at the expense of TIE, damaging TIE and significantly diminishing its value. See id. There is no evidence that the Special Committee set up to evaluate the Proposed Acquisition, Simmons or the Board even considered the derivative Stipulation of Settlement, nor is there any evidence that PCP intends to be bound by the terms of the settlement. According to the terms of the Stipulation of Settlement, TIE agreed to adopt a “related-party-transaction policy” and undertake a “thorough investigation of the Past Transactions to determine whether any of the Past Transactions [were] not fair and reasonable to the Company and not on terms that were no less favorable to the Company than could have been obtained from unrelated parties.” The Stipulation of Settlement also states that, in the even that any of the alleged self-dealing transaction involving Simmons were found to be “not fair and reasonable to [TIE]” the Company would “take corrective measures it deems appropriate to remedy such Past Transactions.” It is unclear whether such an investigation and/or remedial steps will be undertaken, given the fact that, if the Proposed Acquisition is consummated, the plaintiffs in the Derivative Actions will no longer have standing to pursue their claims and that TIE will cease to be a publically traded Company and will instead be a private entity under the umbrella of PCP.

14. Finally, in order to induce shareholders to tender their shares in conjunction with the Proposed Acquisition, the Board has caused to be filed with the Securities and Exchange Commission (“SEC”) a false and misleading recommendation statement, which misrepresents certain material information and omits other material information altogether. See Titanium Metals Corporation, Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934 (Schedule 14D-9) (Nov. 20, 2012) (the “Recommendation Statement”). Among other things, the Recommendation Statements fails to provide shareholders with sufficient material information regarding: (1) the role of Simmons, Contran and other Simmons-controlled entities in the post-acquisition entity (the “Surviving Corporation”); (2) the status of any agreements, discussions or negotiation between or among Contran, Simmons and PCP regarding any future “Intercorporate Service Agreements” identified in the Recommendation Statement between Contran and the Surviving Corporation; (3) the status of any agreements, discussions or negotiations between or among Contran, Simmons and PCP concerning the employment of Contran executives by the Surviving Corporation; and (4) whether the Board considered the possible impact of the Proposed Acquisition on the proposed settlement of the Derivative Actions.

15. Under these facts and circumstances, the decision of the Company’s Board to enter into the Proposed Acquisition constitutes a breach of its fiduciary duties. The Director Defendants (as defined below) have breached their fiduciary duties of loyalty and due care, and have been knowingly aided and abetted by PCP and ELIT Acquisition Sub Corp.

16. The Proposed Acquisition and the acts of Defendants, as more particularly alleged herein, constitute a breach of Defendants’ fiduciary duties to Plaintiff and the Class, as well as a violation of applicable legal standards governing Defendants herein. As a result, Plaintiff alleges that he, along with all other public shareholders of TIE common stock, is entitled to enjoin the Proposed Acquisition. Alternatively, in the event that the Proposed Acquisition is consummated, Plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the Defendants to the shareholders of the Company.

THE PARTIES

Plaintiff

17. Plaintiff, Michael Eakle is, and at all times relevant hereto has been, a stockholder of TIE.

The Company

18. Defendant TIE is a corporation organized and existing under the laws of the State of Delaware. TIE maintains its principal offices at 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

19. TIE is a leader in the industry of mill and melted products, supplying nearly one-fifth of the world’s titanium demand. They are the only supplier with production facilities in both the United States and Europe.

Director Defendants

20. Defendant Simmons has been Chairman of the TIE Board since November 2005 and is the majority shareholder of TIE. Simmons was previously Vice Chairman of the Board and a director of TIE since August 2004. Mr. Simmons served as Chief Executive Officer of TIE from November 2005 until the appointment of Mr. Watson to that position in January 2006. Mr. Simmons is Chairman of the Board of (1) Valhi Inc. (“Valhi”), a diversified holding company engaged in the manufacture of titanium dioxide pigments through its majority interest in Kronos Worldwide, Inc. (“Kronos”), the manufacture of ergonomic computer support systems, precision ball bearing slides and security products through its majority interest in CompX International Inc. (“CompX”) and in waste management; (2) Contran, a diversified holding company; and (3) NL Industries, Inc. (“NL”). Mr. Simmons is also Chief Executive officer of NL and Chairman of the Board and Chief Executive Officer of Kronos. Mr. Simmons has been an executive officer and/or director of various companies related to Valhi and Contran since 1961. Valhi, Contran, NL, Kronos and CompX may be deemed to be affiliates of TIE. Mr. Simmons is a brother of Glenn R. Simmons. He controls over 54% of the Company’s outstanding shares. All of Contran’s outstanding voting stock is held by Simmons or his relatives or trusts over which Simmons has control. Contran owns 100% of Dixie Rice, which in turn, owns 100% of the shares of Valhi Holdings Company (“VHC”).

21. Defendant Keith R. Coogan (“Coogan”) has served on the Board since 2006 and is currently a member its audit, management development and compensation and nominations committees. He also is a director of Kronos Worldwide, for which he serves on the audit and management development committees.

22. Defendant Glenn Simmons (“G. Simmons”) has served on the Board since 1999. Since 1987, he has been the Vice Chairman of the Board of Valhi and Contran. He is also a director of NL and Kronos, and the Chairman of the board of Keystone and CompX. He is Simmons’ brother.

23. Defendant Thomas P. Stafford (“Stafford”) has served on the Board since 2006, and also served as a director from 1996 to 2003. Like G. Simmons, he is also a director of NL, serving as a member of its audit and management development committees.

24. Defendant Steven L. Watson (“Watson”) has served as the Company’s vice chairman since 2005, and has been on the Board since 2000. Since 2006, he has been TIE’s Chief Executive Officer. As such, Watson is dependent on Simmons for his livelihood. Watson has also served as the chief executive officer and vice chairman of Kronos Worldwide, an entity for which G. Simmons, Coogan and Simmons have acted as directors or executives; the president and a director of Valhi; and a director of CompX and NL.

25. Defendant Terry N. Worrell (“Worrell”) has been on the Board since 2007, and had previously served on the Board in 2003. He is currently a member of TIE’s audit, management development and compensation and nominations committees. He has served as a director of NL since 2003, and has served on its audit, management development and compensation committees. He further serves as a trustee of the Children’s Medical Foundation of Texas to which Simmons has pledged millions of dollars.

26. Defendant Paul J. Zucconi (“Zucconi”) has been on the Board since 2002 and is member of its audit committee.

27. Defendants Simmons, Coogan, G. Simmons, Stafford, Watson, Worrell, and Zucconi (collectively the “Director Defendants”), are in a fiduciary relationship with the Company, Plaintiff and the public stockholders of TIE. Accordingly, the Director Defendants owe fiduciary duties including loyalty and due care to the Company and its shareholders.

PCP

28. Defendant PCP is a corporation organized and existing under the laws of the State of Oregon. PCP maintains its principal offices at 4650 S.W. Macadam Avenue, Suite 400, Portland, Oregon 97239.

29. PCP is a worldwide, diversified manufacturer of complex metal components and products. It serves the aerospace, power, and general industrial markets

30. The Director Defendants, together with TIE and PCP, are sometimes collectively referred to herein as “Defendants.”

ELIT Acquisition Sub Corp.

31. ELIT Acquisition Sub Corp. is a corporation organized and existing under the laws of the State of Delaware and is wholly owned subsidiary of PCP, which was formed for the purpose of purchasing all of the outstanding shares of commons stock of TIE.

CLASS ACTION ALLEGATIONS

32. Plaintiff brings this action individually and as a class action on behalf of all shareholders of defendant TIE (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants) or their successors in interest, who have been or will be adversely affected by the conduct of Defendants alleged herein (the “Class”).

33. According to the requirements of Rule 23 of the Rules of the Court of Chancery of the State of Delaware, this action is properly maintainable as a class action for the following reasons:

a. The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of November 2, 2012, there were approximately 175,061,774 shares of TIE stock outstanding owned by thousands of shareholders of record scattered throughout the United States.

b. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

i. whether the Director Defendants have engaged in a plan and scheme to enrich themselves at the expense of TIE’s public stockholders, including entering into the Proposed Acquisition to avoid their obligations under the Derivative Actions Settlement;

ii. whether the Director Defendants, including Defendant Simmons who is a controlling shareholder, have breached their fiduciary duties of loyalty and care by having wrongfully failed and refused to seek a purchaser of TIE at the highest possible price and, instead, have sought to chill potential offers and allow the valuable assets of defendant TIE to be acquired by PCP at an unfair and inadequate price;

iii. whether the Director Defendants have breach their fiduciary duties by failing to disclose fully material information concerning the Proposed Acquisition;

iv. whether defendant PCP has induced or aided and abetted breaches of fiduciary duty by members of TIE’s Board of Directors;

v. whether Plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein; and

c. the claims and defenses of Plaintiff are typical of those of the other members of the Class;

d. the Plaintiff and Plaintiff’s chosen counsel are well experienced in this type of litigation and will fairly and adequately represent and protect the interests of the Class;

e. the prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

f. the party opposing the class has acted or has refused to act on grounds that are generally applicable to the class, making appropriate final injunctive relief to the class as a whole.

SUBSTANTIVE ALLEGATIONS

34. In late September of 2012, representatives of PCP contacted Defendant Simmons through another of his controlled entities, Contran. As the Recommendation Statement sets forth, PCP expressed to Contran representatives its desire to enter into a transaction with TIE that would close prior to December 12, 2012. Over the next week, representatives of Contran, some of whom are also members of the TIE Board, discussed a potential transaction with PCP without alerting the TIE Board that such negotiations were taking place.

35. From September 24 to October 12, 2012, Contran (including Defendants Simmons and Watson) proceeded to discuss material terms of the proposed sale of TIE to PCP. Among other things, the Contran representatives decided that TIE would be sold in its entirety to PCP via a tender offer and that Contran would cause TIE to attempt to expedite the transaction, ensuring that it would close before the end of 2012. At that point PCP proposed a price of $18.50 per share, a full $2.00 higher than the eventual tender price.

36. On October 6, 2012, prior to alerting the TIE Board, Contran representatives sent a draft tender agreement to PCP outlining the terms of the Proposed Acquisition. From October 8 to October 10, 2012, Contran and PCP negotiated additional terms of the Proposed Acquisition including antitrust approval and due diligence. Contran also produced company information to PCP regarding Contran’s country-by-country assets and “certain . . . due diligence materials,” prior to informing the Board of the transaction or the signing of a confidentiality agreement.

37. It was not until after all the material terms of the Proposed Acquisition had been agreed to, including the provision of due diligence materials and the exchange of draft tender agreements, that the full TIE Board was even informed of the transaction on October 12, 2012.

The Proposed Acquisition

38. By the time the TIE Board was presented with the terms of the Proposed Acquisition, the tender transaction was a fait accompli. The only material term that had not been agreed to was the purchase price. By the end of October, PCP changed its mind and decided that it was not prepared to pay $18.50 per share. Instead, pursuant to a review of the due diligence materials Contran had provided, PCP changed its offer to $15.75 on October 23, 2012.

39. Less than two weeks later, the Special Committee formed to “evaluate” the Proposed Acquisition—without ever countering PCP’s $15.75 offer—accepted a revised offer by PCP of $16.50 per share. The Special Committee did not attempt to negotiate any increase in the $16.50 per share price because PCP represented that “any additional attempts to negotiate the price could be futile and counterproductive.” Accordingly, the Special Committee concluded that $16.50 was the “highest price reasonably obtainable,” despite the fact that, just a few weeks earlier PCP had been prepared to pay $18.50 per share.

40. On November 9, 2012, TIE announced it had entered into a definitive merger agreement under which PCP had agreed to acquire all of the common stock of TIE for $16.50 per share in cash. The total equity value of the Proposed Acquisition is approximately $2.9 billion.

41. Under the terms of the merger agreement, PCP will commence by November 20, 2012 an all-cash tender offer to acquire 100 percent of the outstanding common stock of TIE for $16.50 per TIE share, net to the tendering holder in cash. PCP will acquire any TIE shares that are not purchased in the tender offer in a second-step merger, at the same price per share paid in the tender offer.

42. Completion of the tender offer will be subject to certain conditions, including tender of the majority of the outstanding shares of TIE common stock not owned by TIE’s principal stockholders, Contran Corporation (“Contran”) and its affiliates, who in the aggregate own approximately 54% of the outstanding shares of TIE common stock. The tender offer is expected to be completed in December 2012.

43. Contran and certain of its affiliates, who collectively hold 45% of the outstanding shares of TIE common stock, have committed to tender their shares in the tender offer.

The Proposed Acquisition is Opportunistic in Timing

44. The Proposed Acquisition was engineered and intended to benefit one party, TIE’s controlling shareholder Harold C. Simons. As the beneficial owner of over 50% of the outstanding common stock of TIE, Simmons negotiated, approved and consummated the Merger Agreement on behalf of TIE. Indeed, it is telling that, instead of going directly to the Board of TIE to propose a purchase of the Company, PCP bypassed the TIE board and instead went to Simmons first.

	TIMET Common Stock
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (1)(2)
Harold C. Simmons (3)	5,630,787	(4)	3.2%
Valhi Holding Company (3)	41,878,081	(4)	23.9%
Contran Corporation (3)	3,322,355	(4)	1.9%
Kronos Worldwide, Inc. (3)	4,245,769	(4)	2.4%
NL Industries, Inc (3)	882,568	(4)	*
Valhi, Inc. (3)	826,959	(4)	*
NL Environmental Management Services, Inc. (3)	566,529	(4)	*
The Combined Master Retirement Trust (3)	15,434,604	(4)	8.8%
Annette C. Simmons (3)	21,856,875	(4)	12.5%
Grandchildren’s Trust (3)	14,132	(4)	*

	94,658,659	(4)	54.1%

By consummating the Proposed Acquisition Simmons will be able to achieve his goals—the sale of his shares while retaining lucrative contracts with TIE through third-party entities which are controlled by Simmons, such as Contran Corporation—to the detriment of shareholder who will receive a below market price for their shares.

45. While the offer price of $16.50 per share purports to provide a 36% premium to TIE’s 30-day average prior to November 8, 2012, the reality is that it does not represent any meaningful premium to the Company’s actual value based on its trading history and other market factors, nor does it fully account for the Company’s exceptional future prospects.

46. Indeed, as recently as January of 2012, TIE’s common stock was trading within just a few cents of the offer price, reflecting the illusory nature of the supposed premium. Accordingly, while TIE’s revenues and earnings and are forecasted to continue to increase in 2013, the proposed acquisition price represents less than a 1% premium to the Company’s highest trading value for the year and a significant discount to its trading levels over the last two years.

47. The Proposed Acquisition has been timed to take advantage of a temporary downturn in the Company’s stock price performance, stemming from a cyclical drop in the market price of titanium and similar temporarily decreased demand for aerospace titanium. All indications show that, despite the recent downturn in 2012, titanium demand will be strong for the foreseeable future and demand for titanium for use in aerospace could climb to record highs. As Ross Urken reported for Daily Finance in an article entitled, Forget Gold: Titanium Will be the Metal with the Midas Touch, titanium is set for huge price increases over the next year:

Aerospace manufacturing is in a healthy growth phase, and that means a rapidly rising demand for the strong, lightweight metal.

The Boeing (BA) 787 Dreamliner is in production with a delivery goal of 10 planes a month. Over at rival Airbus, the troubles and delays plaguing the A350 have been resolved, and that widebody aircraft will go into commercial production by 2014.

Both planes use loads of titanium, which gives the market for the metal significant buoyancy. After the typically volatile titanium market hit bottom in 2010, it rallied, with U.S. mill product shipments clearing 100 million pounds for the first time ever. That figure is projected to reach 110 million pounds this year, according to the IHS Global Insights April titanium report. And there could be double-digit price gains to boot.

“You’re got record backlogs at Boeing and Airbus, so unless you get cancellations — but that’s inconceivable — there will be real product shipments of titanium sheets, tubes and pipe product, such that shipments look to set records over the next two to three years,” Mothersole said.

Meanwhile, China is looking to hop on the large plane bandwagon too: It hopes to have its first Comac C919s ready for delivery in 2016. And Beijing is directing significant investments into commercial space exploration.

Coupled with those civilian uses, there’s a big military industrial need for titanium. Over the next few years, Lockheed Martin (LMT) will be building hundreds of F-35 fighter jets for the U.S. and a host of friendly foreign powers.

Urken, Ross, Forget Gold: Titanium Will be the Metal with the Midas Touch, Daily Finance

(June 12, 2012).

48. TIE is the largest independent titanium manufacturer in the United States and it supplies approximately one-fifth of the world’s titanium needs. TIE specializing in selling high-quality titanium to the aerospace, power, and general industrial markets – by all accounts, industries with dramatically increasing titanium demands over the next several years.

49. In fact, just prior to the announcement of the Proposed Acquisition, at least two analysts had price targets higher than $16.50 for the Company, including at least one analyst with a $20 price target.

50. JP Morgan analyst Joseph Nadol (“Nadol”), who had a $17.00 price target for the Company prior to the announcement, has stated that “TIE has more content with Boeing than Airbus, and the 787 is a key platform for the company. This acquisition should therefore increase [PCP’s] leverage to the 787.”

51. TIE’S “leverage to the 787” is important because, as noted by a November 12, 2012 Bloomberg article, Boeing is increasing its production of the 787 from five a month to ten a month, and “Boeing has a backorder of 805 orders for the aircraft.”

52. In fact, Nadol raised his price target for PCP, from $185 to $195, on the announcement of the Proposed Acquisition at such favorable terms to PCP.

53. On November 18, 2012 (shortly after the announcement of the Proposed Acquisition), a Seeking Alpha article entitled, Precision Castparts Purchase Of Titanium Metals Is A Huge Opportunity, stated:

We think the growth rate of aircraft deliveries (and jet engines) during the next five years will be truly remarkable.

****

[I]nvestors should expect a boom in commercial aerospace deliveries during the next half-decade — at levels we haven’t witnessed in the past 20 years.

****

Precision Castparts’ CEO Mark Donegan is perhaps the best aerospace executive when it comes to integrating acquisitions and delivering value to shareholders. The tie-up provides Precision Castparts with valuable titanium capacity, and we think the deal helps Precision optimize its supply chain by giving it greater control of input costs via vertical integration. The transaction will be immediately accretive to earnings, and the potential for Precision to expand operating margins is significantly enhanced with this transaction. We would not be surprised to see Precision Castparts’ shares converge to our fair value estimate (about $200 per share) in coming months on the optimism surrounding this transaction. We plan to drop coverage of Titanium Metals at the end of December, once the tender offer is completed. Precision Castparts remains one of our top aerospace picks in the portfolio of our Best Ideas Newsletter.

54. The same Seeking Alpha article provided the following bar graph, showing historical and projected large commercial aircraft deliveries:

55. Forecasts concerning the aerospace industry are crucial to the value of TIE as more than 75% of its 2011 sales were to aerospace and defense end markets, including PCP.

56. Not surprisingly, the market recognized the “Huge Opportunity” to PCP in acquiring TIE. While acquiring companies normally can expect stock declines upon the announcement of an acquisition, PCP stock shot up $8.36 on the news, nearly a 5% increase.

57. Sterne Agee analyst Peter Arment stated the deal was a “needle mover” [for PCP] and a huge opportunity for PCP to improves its long-term earnings. He raised his estimates and raised his price target on PCP by a whopping $27, to $217, after the Proposed Acquisition was announced.

58. Essentially, because TIE maintains a number of long term contracts with a number of companies in the aerospace industry, temporarily decreased demand in aerospace disproportionately affects the Company, depressing the stock price. With an improving economy and increased demand for titanium products for airplanes, such as Boeing’s new Dreamliner which has begun mass production, TIE’s prospects are set to improve precipitously over the next six months to one year. For example, Boeing made headlines just a few months ago, when

Quantas Airlines, Ltd. cancelled an order of 35 Dreamliners. Nonetheless, Boeing and other aircraft manufacturers see an increase in demand in 2013, rendering the temporary downturn in demand a temporary phenomenon. See Ostrower, Jon, Boeing Sees Demand Staying High in 2013, The Wall Street Journal (Sept. 14, 2012) (“The new head of the commercial jet arm of Boeing Co. BA -0.38% said Friday that he expects the company’s orders to remain high in 2013, despite the surge in deals over the past 18 months.”). As The New York Times reported in an article entitled Boeing Sees Better-than-Expected Profit and Raises Forecast for 3rd Time on October 12, 2012:

Boeing reported third-quarter profits on Wednesday that were better than analysts had expected because of sharp increases in aircraft deliveries. It also raised its earnings forecast for 2012 for the third time.

The company, based in Chicago, increased deliveries of both commercial and military airplanes, with the biggest revenue gains coming from the growing demand for new passenger planes.

Boeing’s chief executive, W. James McNerney Jr., said advances in technology were helping the company’s jetliner sales surge despite the lackluster economy. He said airlines and leasing companies were moving to replace older planes more quickly than normal to gain fuel savings from new engines and parts made from lightweight composite materials.

Boeing’s military business also remained steady, and other large military contractors reported solid operating results despite a push to tighten defense budgets.

Lockheed Martin and Northrop Grumman, which are both mainly military companies, also beat analyst expectations on Wednesday in reporting third-quarter profits.

Over all, Boeing’s third-quarter sales increased by 13 percent to $20 billion from $17.7 billion a year earlier. Its net income dropped, as expected, because of higher pension expenses, but still exceeded analyst expectations.

Third-quarter net income totaled $1.03 billion, or $1.35 a share. That was 6 percent less than the $1.1 billion, or $1.46 a share, that Boeing reported a year earlier.

Analysts surveyed by Bloomberg had expected $1.12 a share.

Boeing said growing sales of its older 737 and 777 commercial models, as well as increasing deliveries of the new 787 and 747-8 jets, should help it earn $4.80 to $4.95 a share for all of 2012. It previously had forecast earnings of $4.40 to $4.60 a share for 2012.

About a year ago, Boeing began deliveries of the 787 Dreamliner, the first passenger jet to make substantial use of the composites, and the 747-8, an enlarged version of the classic 747. Both models were late and over budget. But Boeing is shipping 70 to 85 of the new planes to customers this year, and Robert Stallard, an analyst at RBC Capital Markets, wrote to clients on Wednesday that the company was “getting pretty good” at completing “trouble-free” quarters.

Boeing said it remained on track to deliver 585 to 600 commercial planes this year, which could enable it to reclaim the top spot in worldwide aircraft sales. Europe’s Airbus, which passed Boeing in deliveries in 2003, has projected that it will supply 570 planes to customers in 2012.

Boeing has already started to update its best-selling 737 single-aisle planes, and Mr. McNerney said the company was now considering replacing the metal wings on the larger 777s with the lightweight composites and switching to more fuel-efficient engines on that model.

He said that even with just those changes, rather than a complete redesign, Boeing could deliver cost savings on the 777 that are “pretty eye-watering.” He said the company was still considering the options, but expected to start delivering a new version of the 777 by the early 2020s.

In terms of military business, both Boeing and Lockheed, the largest military contractor, said they had increased sales overseas to offset some of the reductions at the Pentagon.

Lockheed said Wednesday that its net earnings from continuing operations increased in the third quarter to $727 million, or $2.21 a share, from $665 million, or $1.99 a share, a year earlier. Its sales were $11.9 billion compared with $12.1 billion a year earlier.

Lockheed said it expected its sales to decline at a low single-digit rate in 2013. But it also expects its profit margins to remain above 11 percent as long as Congress can stave off sequestration, the plan to force large automatic spending cuts at the Pentagon. Both President Obama and his Republican opponent, Mitt Romney, have promised that they would stop the cuts if they win the November election.

Northrop Grumman’s earnings also beat analyst expectations, though its quarterly profit fell 12 percent from last year’s levels on a drop in net pension income. General Dynamics, another large arms company, missed the analyst consensus on its earnings. Its profits fell by 8 percent, partly because of a $25 million charge to revalue inventory.

Drew, Christopher, Boeing Sees Better-than-Expected Profit and Raises Forecast for 3rd Time, The New York Times (Oct. 24, 2012). With increased demand for airplanes, such as the Dreamliner, TIE’s revenues will increase over the next year, reversing the trend that had depressed the stock price in recent months. When this is coupled with a general economic uptick and an increase in the market price for titanium, TIE will enjoy increased demand and margins over the next year, significantly increasing profits and the value of the Company to shareholders.

Potential Conflict of Interest Regarding PCP’s Status as a Significant Customer of TIE

59. PCP is TIE’s largest customer and subsidiaries of PCP accounted for 16% of TIE’s total sales revenue in 2011. PCP, as a large customer of the Company, is in a position to pressure the Company to enter an agreement which may represent less than fair value to the Company’s shareholders. PCP, as an extremely significant customer of TIE, is also in a position to have access to confidential insider information that the Company’s public shareholders do not have access to, including information concerning the demand for TIE’s products and its revenues.

60. As an extremely large customer, PCP will also be the beneficiary of significant synergies should the Proposed Acquisition be successful, for which shareholders are not being properly compensated. According to Mark Donegan, chairman and CEO of PCP, “TIE will provide us with the titanium capability that has always been a key missing piece of our overall product portfolio.” For these reasons, the Proposed Acquisition is the product of a conflicted process, involving a significant customer with the power to influence Defendant Simmons and the Board—by agreeing to future contracts and benefits not shared by the Company’s minority public shareholders—to the detriment of shareholders, who will receive an inferior price for the relinquishment of their interest in the Company going forward.

61. This Proposed Acquisition will eliminate the opportunity for TIE stockholders to participate in the Company’s good fortunes and synergies going forward as they will be cashed out if the tender offer proceeds.

62. The Proposed Acquisition, instead, will strip TIE’s shareholders of their stake in the Company, for a mere $16.50 per share, in order to benefit PCP and the Director Defendants, who stand to make immense profits, and avoid significant duties, at their expense.

Potential Extinguishment of Derivative Liability

63. As a result of the Proposed Acquisition. TIE shareholders may lose standing to continue prosecuting the Derivative Actions and Defendants may avoid their obligations under the Stipulation of Settlement. The Derivative Actions are connected to alleged self-dealing transaction involving Defendant Simmons, through which Simmons helped finance his related companies at the expense of TIE, damaging TIE and significantly diminishing its value. There is no evidence to date that PCP is paying value in the Proposed Acquisition for the derivative claims, nor does there appear to be any contingency for a merger transaction in the Stipulation of Settlement filed in the Derivative Actions.

The False and Misleading Proxy Statement

64. In order to induce shareholders to tender their shares in conjunction with the Proposed Acquisition, the Board has caused to be filed with the SEC a false and misleading recommendation statement, which misrepresents certain material information and omits other material information altogether. See Titanium Metals Corporation, Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act

of 1934 (Schedule 14D-9) (Nov. 20, 2012) (the “Recommendation Statement”). Among other things, the Recommendation Statements fails to provide shareholders with sufficient material information regarding: (1) the role of Simmons, Contran and other Simmons-controlled entities in the post-acquisition entity (the “Surviving Corporation”); (2) the status of any agreements, discussions or negotiation between or among Contran, Simmons and PCP regarding any future “Intercorporate Service Agreements” identified in the Recommendation Statement between Contran and the Surviving Corporation; (3) the status of any agreements, discussions or negotiations between or among Contran, Simmons and PCP concerning the employment of Contran executives by the Surviving Corporation; and (4) whether the Board considered the possible impact of the Proposed Acquisition on the proposed settlement of the Derivative Actions.

Preclusive Deal Protection Devices

65. To ensure the success of the Proposed Acquisition, Defendants have agreed to a series of onerous deal protection devices meant to preclude competing bidders from making a successful bid for the Company. Indeed, the existence of these terms coupled with the seemingly less than robust sales process indicate that no entity but PCP was ever seriously in the running. Specifically, the Merger Agreement: a) requires the Company to pay PCP a termination fee of $45.5 million during the go-shop period and $101 million thereafter; b) includes a “go shop” clause whereby the special committee of the Company board of directors, with the assistance of its independent advisors, “will actively solicit superior acquisition proposals from third parties for 45 days following the signing of the merger agreement”; and (c) The Company has agreed to covenants relating to the Company’s conduct of its business between the date of the Merger Agreement and the closing of the second-step merger, restrictions on solicitations of proposals with respect to alternative transactions to acquire the Company, and certain restrictions on the Company’s ability to respond to any such proposals, and other matters.

66. The “go shop” provision is illusory, as it is unrealistic that the Special Committee will attempt, or could attempt, to find a superior bid for a Company worth more than $3 billion in just 45 days.

67. Further, the Company does not intend to disclose developments with respect to this solicitation process unless and until the special committee has made a decision with respect to the alternative proposals, if any, it receives.

68. By engaging in the foregoing conduct, Defendants have breached their fiduciary duties by, among other things, failing to act in the interest of TIE’s public stockholders.

69. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties, and violate Delaware law to the detriment of the Company and its public stockholders.

70. Defendant PCP has aided and abetted the Director Defendants in their breaches of fiduciary duty. As a participant in the proposed acquisition, PCP is aware of the Director Defendants’ breaches of fiduciary duty, and in fact actively and knowingly has encouraged and participated in said breaches in order to obtain the substantial financial benefits that the proposed acquisition would provide it at the expense of TIE’s stockholders.

71. Plaintiff has no adequate remedy at law.

COUNT I

BREACH OF FIDUCIARY DUTY

AGAINST THE DIRECTOR DEFENDANTS

72. Plaintiff repeats and re-alleges each and every allegation above as if set forth in full herein.

73. The Director Defendants, as TIE directors, owe the Class the utmost fiduciary duties of loyalty and care. By virtue of their positions as directors and/or officers of TIE and/or their exercise of control and ownership over the business and corporate affairs of the Company, the Director Defendants—including Simmons as controlling shareholder—have, and at all relevant times had, the power to control and influence and did control and influence and cause the Company to engage in the practices complained of herein.

74. The Director Defendants failed to fulfill their fiduciary duties in connection with the Proposed Acquisition by, among other things: (a) placing their interests and those of majority, controlling shareholder Simmons ahead of those of the Company’s minority public shareholders; (b) entering into a Proposed Acquisition with the avoiding certain obligations arising from the Settlement (of the Derivative Actions); and (c) entering into a Proposed Acquisition that unfair on its face, and does not provide shareholders with fair value.

75. By virtue of his position as controlling shareholder of TIE, Simmons has breached his duties to shareholders by entering into the Proposed Acquisition, placing his interests in liquidating his holdings—while retaining lucrative contracts and other benefits—over those of shareholders to receive the best transaction and best remuneration for their shares available.

76. As a result of TIE directors’ breaches of fiduciary duty in agreeing to the Proposed Acquisition for their own self-interests, the Class will be harmed by receiving the inferior consideration offered in the Proposed Acquisition.

77. Plaintiff and the Class have no adequate remedy at law.

COUNT II

AIDING AND ABETTING AGAINST PCP AND ELIT ACQUISITION SUB CORP.

78. Plaintiff repeats and re-alleges each and every allegation above as if set forth in full herein.

79. Defendants PCP and ELIT Acquisition Sub Corp. are named herein as knowing aiders and abettors of the breaches of fiduciary duty by the Director Defendants.

80. The Director Defendants breached their fiduciary duties of loyalty and due care, to TIE shareholders. Such breaches of fiduciary duties could not and would not have occurred but for the conduct and knowing participation of PCP and ELIT Acquisition Sub Corp.

81. Defendants PCP and ELIT Acquisition Sub Corp. rendered substantial assistance to the Director Defendants in their breach of their fiduciary duties to TIE shareholders.

82. Defendants PCP and ELIT Acquisition Sub Corp. had knowledge of Simmons’ and the other Director Defendants’ breaches, and knowingly participated in their breaches by entering into the Proposed Acquisition. Defendants PCP and ELIT Acquisition Sub Corp. had knowledge that Simmons, through his control of the TIE Board, had devised a plan to sell the Company, and orchestrated the Proposed Acquisition to achieve Simmons’ goals, including eliminating the interests of the public shareholders in TIE and liquidating his holdings while retaining lucrative service and management contracts with the Surviving Entity.

83. As a result of this conduct by PCP and ELIT Acquisition Sub Corp., Plaintiff and other members of the Class have and will be damaged by being denied the best opportunity to maximize the value of their investment in the Company.

84. Plaintiff and the Class have no adequate remedy at law.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands judgment as follows:

A. Enjoining TIE and any of the TIE Board members and any and all other employees, agents, or representatives of the Company and persons acting in concert with any one or more of any of the foregoing, during the pendency of this action, from taking any action to consummate the Proposed Acquisition;

B. Order the immediate disgorgement of all profits, benefits and other compensation obtained by PCP as a result of its breaches of fiduciary duties;

C. Finding the TIE Board, and Simmons, as a controlling shareholder, liable for breaching its fiduciary duties to the Class;

D. Finding PCP and ELIT Acquisition Sub Corp. liable for aiding and abetting a breach of fiduciary duty;

E. Requiring the TIE Board and PCP to disclose all material information relating to the Proposed Acquisition;

F. Awarding Plaintiff the costs and disbursements of this action, including attorneys’, accountants’, and experts’ fees; and

G. Awarding such other and further relief as is just and equitable.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Jessica Zeldin
Jessica Zeldin (Del. Bar No. 3558)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19801
(302) 656-4433
Attorneys for Plaintiff

OF COUNSEL:

WOLF HALDENSTEIN ADLER
FREEMAN HERZ LLP Gregory M. Nespole Patrick H. Moran Alan D. Weiss 270 Madison Avenue New York, New York 10016 (212) 545-4600

November 27, 2012

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